Exhibit 99.1

September 19, 2023

Dear Shareholder,

You are cordially invited to attend the 2023 Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd. (“we”, the “Company” or “AudioCodes”), to be held on October 24, 2023, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel. The telephone number at that address is +972-3-976-4000.

At the Meeting, shareholders of the Company will be asked to consider and vote on the matters listed in the Notice. AudioCodes’ Board of Directors recommends that you vote FOR all of the proposals listed in the Notice. Management will also report on the general affairs of AudioCodes, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares (as defined below) be represented and voted at the Meeting. Accordingly, after reading the Notice and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided, or vote your shares by either calling the telephone number or visiting the website specified on your voting instruction form or proxy card by the cutoff time so specified. If you vote by telephone or internet, you do not need to mail back your proxy card.

If a shareholder’s shares are held through a member of the Tel-Aviv Stock Exchange Ltd. (a “TASE Member”) for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed written ballot (in the form filed by the Company via the MAGNA online platform (“MAGNA”) of the Israel Securities Authority (the “ISA”)) to the offices of the Company at the following address: 1 Hayarden Street, Airport City, Lod 7019900, Israel, Attention: Chief Legal Officer. Voting at the Meeting or by way of a written ballot requires proof of ownership (Ishur Ba’alut) as of September 19, 2023 (the “Record Date”), issued by a TASE Member. Alternatively, shares held via a TASE Member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE Members through which they hold their shares.

We urge all shareholders of the Company to review the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the United States Securities and Exchange Commission (the “SEC”) on April 24, 2023, and the Company’s quarterly results of operations submitted to the SEC subsequently as reports on Form 6-K, all of which are available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Stanley Stern
Stanley Stern
Chairman of the Board of Directors

AUDIOCODES LTD.

NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 24, 2023

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd., a company formed under the laws of the State of Israel (the “Company” or “AudioCodes”), will be held on October 24, 2023, at 2:00 p.m., local time, at the principal executive offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel (the telephone number at that address is +972-3-976-4000), for the following purposes:

(1)	To elect Mr. Shai Levy as a Class I director to serve as a Class I director until the 2025 Annual General Meeting of Shareholders, and until his successor is elected and qualified, or until his office is vacated in accordance with the Articles of Association or the Israeli Companies Law, 5759-1999 (“Proposal One”);
(2)	To reelect Mr. Joseph Tenne as a Class II director for an additional term of three years (“Proposal Two”);
(3)	To reelect Ms. Shira Fayans Birenbaum as a Class II director for an additional term of three years (“Proposal Three”);
(4)	To approve amendments to the compensation policy for officers and directors of the Company in order to comply with the requirements of newly effected listing rules promulgated by The Nasdaq Stock Market LLC (“Proposal Four”);
(5)	To ratify the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2023, and to authorize the Board of Directors (the “Board”) (or the Audit Committee of the Board, if so authorized by the Board) to determine the compensation of the auditors (“Proposal Five”); and
(6)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2022.

The foregoing items of business are more fully described in the Proxy Statement that is attached to this Notice (the “Proxy Statement”) and that is being mailed to the Company’s shareholders as of the Record Date (as defined below). A copy of the Proxy Statement is also available at the following websites: http://www.tase.co.il/ or http://www.magna.isa.gov.il (the “Distribution Sites”). Furthermore, shareholders of the Company may obtain the Proxy Statement by contacting the Company directly, at the following telephone number: +972-3-976-4000. Shareholders may send statements of position in accordance with Israeli law to the Company no later than October 15, 2023. As more fully described in the Proxy Statement, shareholders of the Company may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than September 26, 2023. If the Company determines that a shareholder proposal has been duly and timely received and is appropriate under applicable Israeli law and the Company’s Articles of Association, the Company will publish a revised agenda in the manner set forth in the Proxy Statement.

Each member of the Tel-Aviv Stock Exchange Ltd. (each, a “TASE Member”) shall e-mail, upon request and without charge, a link to the Distribution Sites to each shareholder who is not listed in the Company’s shareholder register and whose shares are held through the TASE Member; provided, that, each shareholder’s request shall have been submitted (a) with respect to a specific securities account, and (b) prior to September 19, 2023 (the “Record Date”).

A shareholder whose shares are held through a TASE Member may obtain, upon request from the TASE Member, a certification of ownership regarding his, her or its shares. Such certification may be obtained in the TASE Member’s offices or alternatively may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided, that, the shareholder’s request shall have been submitted with respect to a specific securities account. Such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via the MAGNA online platform (“MAGNA”) of the Israel Securities Authority (the “ISA”)) to the offices of the Company at the following address: 1 Hayarden Street, Airport City, Lod 7019900, Israel, Attention: Chief Legal Officer. Voting at the Meeting or by way of a written ballot requires proof of ownership (Ishur Ba’alut), as of the Record Date, issued by that TASE Member. Alternatively, shares held via a TASE Member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Each shareholder of the Company whose shares are held through a TASE Member should receive instructions about electronic voting from the TASE Member through which the shares are held.

Shareholders may review the detailed versions of the proposed resolutions at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel, during regular working hours. Only shareholders who hold Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) as of the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting and any adjournments thereof.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals. In addition, in order to approve the amendments to the compensation policy for officers and directors of the Company in accordance with Proposal Four, either the (i) affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal or (ii) total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against this proposal must not represent more than two percent (2%) of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card or voting instruction form whether you (1) are a controlling shareholder or (2) have a personal interest in the adoption of Proposal Four. For a discussion of the definitions of “controlling shareholder” and “personal interest,” please see the section entitled “Vote Required” under Proposal Four below.

All Company shareholders of record on the Record Date are cordially invited to attend the Meeting in person. Any shareholder of the Company attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy.

Shareholders may sign and return proxy cards to the Company no later than October 23, 2023, at 2:00 p.m. Israel time.

FOR THE BOARD OF DIRECTORS

/s/ Stanley Stern
Stanley Stern
Chairman of the Board

Lod, Israel
September 19, 2023

AUDIOCODES LTD.

PROXY STATEMENT FOR 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 24, 2023

The enclosed proxy statement (this “Proxy Statement”) is solicited on behalf of the Company’s Board of Directors (the “Board”) of AudioCodes Ltd. (the “Company” or “AudioCodes”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on October 24, 2023, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice (the “Notice”). The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel. The telephone number at that address is +972-3-976-4000.

This Proxy Statement and the related proxy solicitation materials are first being distributed on or about September 19, 2023, and will be mailed to all Company shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) at the close of business on September 19, 2023 (the “Record Date”). You are also entitled to receive notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that was a shareholder of record of the Company at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.

On September 19, 2023, 64,394,354 Ordinary Shares were issued, of which 31,114,731 Ordinary Shares were outstanding and 33,279,623 Ordinary Shares were held in treasury.

Revocability of Proxies

A form of proxy card for use at the Meeting or voting instruction form is attached. Please follow the instructions on the proxy card or voting instruction form. If specified on your voting instruction form or proxy card, you may vote your shares by calling the telephone number or visiting the website specified on your voting instruction form or proxy card by the cutoff time specified. If you vote by telephone or internet, you do not need to mail back your proxy card. If you return a duly executed proxy card to the Company, you may nevertheless still revoke and cancel your proxy card by filing a written notice of revocation with the Company by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. However, attendance at the Meeting will not alone constitute a revocation of a proxy. Ordinary Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution in accordance with this Proxy Statement.

Quorum, Voting and Solicitation

At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided, that, they hold Ordinary Shares conferring in the aggregate more than fifty percent (50%) of the voting power of the Company. If a quorum is not present within thirty (30) minutes from the Meeting’s scheduled time, the Meeting will be adjourned to the same day the following week, at the same time and place. The Chairman of the Meeting may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

The Board is soliciting the attached proxy cards for the Meeting, primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but such persons will not receive additional compensation for rendering these services (however, they may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation). The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained. “Broker non-votes” are shares held by brokers or other nominees that are present in person or by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary authority pursuant to the applicable rules set forth under Israeli law to vote on “routine” matters. Therefore, if a brokerage firm holds any Ordinary Shares on your behalf, those Ordinary Shares will not be voted on the election of directors and the amendments to the compensation policy for officers and directors of the Company (Proposal One through Proposal Four), which are not considered to be routine matters, unless you provide voting instructions by way of your proxy card. Thus, it is critical for each shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker as to how to vote those Ordinary Shares, if the shareholder wants those Ordinary Shares to count in the vote on Proposal One through Proposal Four.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the compensation earned by the Company’s five most highly-compensated office holders (as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)) for the year ended December 31, 2022, including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Directors, Senior Management and Employees–Compensation” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the United States Securities and Exchange Commission (the “SEC”) on April 24, 2023, a copy of which is available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

BOARD OF DIRECTORS

The Board is currently composed of seven (7) directors. The Company’s Articles of Association (the “Articles of Association”) provide for a classified board of directors, with the Company’s directors (other than its outside directors, if any were elected, as discussed below) being divided into Class I, Class II and Class III directors.

As an Israeli company, we are required to comply with the requirements of the Companies Law and the regulations promulgated thereunder. Until August 2023, the Board was required to include at least two “outside directors” as defined under the Companies Law. In addition, we were required to comply with certain requirements under the Companies Law regarding the composition of the Audit Committee of the Board (the “Audit Committee”) and Compensation Committee of the Board (the “Compensation Committee”), including requirements relating to the inclusion and role of the outside directors on such committees. Pursuant to regulations promulgated under the Companies Law, however, we—as a company that does not have a controlling shareholder and that must comply with all applicable U.S. securities laws and The Nasdaq Stock Market LLC’s (“NASDAQ”) Corporate Governance Requirements —were permitted to “opt out” of the requirement to appoint outside directors as well as the above requirements related to the composition of the Audit Committee and the Compensation Committee. In August 2023, the Board determined that opting out of the requirements under the Companies Law regarding the appointment of outside directors and the composition of our Audit Committee and Compensation Committee would reduce the Company’s administrative and financial burden and provide greater flexibility in attracting highly qualified directors, while additionally maintaining appropriate corporate governance standards; accordingly, we opted out of such requirements. As a result, the Board is no longer required to include two outside directors, and the Audit Committee and Compensation Committee do not need to comply with certain committee composition requirements under the Companies Law. The transition rules set forth under the regulations provide that such directors have the right to remain in office as directors at their option after the decision to opt out is adopted until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the decision to opt out. The terms of the Company’s former outside directors, Dr. Eyal Kishon and Mr. Doron Nevo, will expire at the time of the Meeting and as of the Company’s 2024 Annual General Meeting of Shareholders (the “2024 AGM”), respectively. Accordingly, following the Meeting, Dr. Kishon will no longer serve as a director and Mr. Nevo will continue to serve as a Class III director, the class of directors with a term of office that expires as of the 2024 AGM.

Following the Meeting, assuming the election of Mr. Shai Levy as a Class I director under Proposal One, the reelection of Mr. Joseph Tenne as a Class II director under Proposal Two and the reelection of Ms. Shira Fayans Birenbaum as a Class II director under Proposal Three, the Board will consist of seven (7) directors.

During the years ended December 31, 2021 and 2022, each of the Company’s directors (with the exception of Ms. Fayans Birenbaum, who was elected in March 2022) attended (i) over seventy-five percent (75%) of all Board meetings and (ii) over seventy-five percent (75%) of all of the meetings of each committee of the Board on which he or she serves. Since her election in March 2022, Ms. Fayans Birenbaum has attended over (i) seventy-five percent (75%) of the meetings of the Board and (ii) over seventy-five percent (75%) of all of the meetings of each committee of the Board on which she serves. The terms of Mr. Joseph Tenne and Ms. Shira Fayans Birenbaum as Class II directors expire at the Meeting and they have each been nominated for reelection at the Meeting (see Proposal Two and Proposal Three). The Company’s Class III directors, Messrs. Stanley Stern, Shabtai Adlersberg and Doron Nevo, will hold office until the 2024 AGM. The Company’s Class I director, Ms. Zehava Simon, will hold office until the 2025 Annual General Meeting of Shareholders.

In accordance with the Companies Law, each of the Company’s directors who is standing for election or reelection at the Meeting has certified to the Company that he or she meets all the requirements of the Companies Law for the election as director of a public company, and possesses the necessary qualifications, and has sufficient time to devote, in order to fulfill his or her duties as a director of the Company, taking into account the Company’s size and special needs.

Mr. Stanley Stern, Mr. Shabtai Adlersberg, Ms. Zehava Simon, and Mr. Doron Nevo are not standing for reelection at the Meeting. Accordingly, biographical information concerning each of the foregoing directors follows for informational purposes only.

Stanley Stern became a director and our Chairman of the Board in December 2012. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a private merchant bank and strategic advisory firm. From 2004 until 2013, Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990. From 2002 until 2012, Mr. Stern served as the Chairman of the Board of Directors of Tucows, Inc., an internet service provider that was then a public traded company on the American Stock Exchange (and is now traded on the Nasdaq Capital Market), and, from 2012 until 2013, he served as a Director of Tucows. From 2012 until February 2014, he served as a director of Given Imaging Ltd., a manufacturer of medical devices, until Given Imaging was acquired by another company. From 2004 until 2009, he served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. From 2005 until its sale in 2011, he served as a director and Chairman of the Audit Committee of Fundtech Ltd. Mr. Stern received his M.B.A. from Harvard Business School and a B.S. from Queens College.

Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as our President, Chief Executive Officer and a director since inception. Until December 2012, Mr. Adlersberg also served as the Chairman of our Board of Directors. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication which was spun-off in 1992 as DSP Communications. Mr. Adlersberg holds a M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, or the Technion.

Zehava Simon was appointed as a director in February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led Finance and Operations and Business Development for Intel in Israel. Ms. Simon has served as a board member of various companies, including Tower Semiconductor from 1999-2004, M-Systems from 2005-2006 and InSightec from 2005-2012. Ms. Simon is also a board member at Nova Measuring Instruments Ltd. (NASDAQ: NVMI), Amiad Water System Ltd. (TASE: AMD) and NICE Ltd. (NASDAQ: NICE). Ms. Simon holds a bachelor’s degree in Social Sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and a master’s degree in Business and Management from Boston University.

Doron Nevo has served as one of our directors since 2000. Mr. Nevo is the CEO of MultiVu, a 3D imaging company, which he co-founded in 2019. From 2001 to 2018, Mr. Nevo was co-Founder, President and CEO of KiloLambda Technologies. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves as a director of Hadasit Bio-Holdings (TASE: HBL) and of a number of private companies. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic.

The Independence of the Company’s Board of Directors

A majority of the Company’s directors must meet the independence standards specified under NASDAQ’s Corporate Governance Requirements. Following the Meeting, assuming the election of Mr. Shai Levy, Mr. Joseph Tenne and Ms. Shira Fayans Birenbaum, the Board will consist of seven members, six of whom will be independent under NASDAQ’s Corporate Governance Requirements. Specifically, the Board has determined that each of Mr. Stanley Stern, Mr. Joseph Tenne, Ms. Shira Fayans Birenbaum, Ms. Zehava Simon, Mr. Doron Nevo and Mr. Shai Levy meet the independence standards of NASDAQ’s Corporate Governance Requirements. In reaching this conclusion, the Board determined that (i) none of these directors has a relationship, with the Company or otherwise, that would preclude a finding of independence, and (ii) the other relationships that these directors have with the Company do not otherwise impair their independence. None of the Company’s directors, other than Mr. Shabtai Adlersberg, is currently a member of the Company’s executive team.

Diversity of the Company’s Board of Directors

The Company is dedicated to ensuring diversity and equality in the workplace, including with respect to the composition of the Board. Accordingly, the Company considers, assesses and reviews an array of perspectives, viewpoints, skillsets, backgrounds and experiences when evaluating nominees for the Board. The table below provides certain information regarding the composition of the Board and is based on self-identification. Each of the categories listed in the table below has the meaning ascribed to such term as used under NASDAQ Listing Rule 5605(f) (and the related instructions).

Board Diversity Matrix (As of September 19, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	5
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:
White:
Hispanic or Latinx:
LGBTQ+:
Did Not Disclose Demographic Background:

PROPOSAL ONE

ELECTION OF Mr. SHAI LEVY AS A CLASS I DIRECTOR
FOR A TERM OF THREE YEARS

Background

The Company’s Nominating Committee (the “Nominating Committee”) recommended that Mr. Levy be elected to serve as a Class I director until the 2025 Annual General Meeting of Shareholders, and until his successor is elected and qualified, or until his office is vacated in accordance with the Articles of Association or the Companies Law.

Biographical information concerning Mr. Levy is set forth immediately below:

Mr. Shai Levy holds the position of General Manager of Amdocs Israel and Business Executive as well as several other roles with the Amdocs group (NYSE: DOX). Mr. Levy has over 23 years of experience in the telecommunications industry. At Amdocs, Mr. Levy held multiple positions, ranging from managing customers and customer division in North America, Amdocs competency centers, Amdocs managed service division and more. Prior to joining Amdocs, Mr. Levy held the position of CFO and controller in several Israeli based companies. Mr. Levy holds an M.B.A., B.A. in economics and an additional B.A. in accounting, all from Tel Aviv University.

Proposal

The shareholders of the Company are being asked to elect Mr. Levy as a Class I director for a term until the 2025 Annual General Meeting of Shareholders, and until his successor is elected and qualified or until his office is vacated in accordance with the Articles of Association or the Companies Law. Management has not been made aware of any current circumstances that would render Mr. Levy unable to accept his nomination or election.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby elect Mr. Shai Levy to the Board of Directors of the Company to serve as a Class I director for a term of three years until the 2025 Annual General Meeting of Shareholders, and until his successor has been elected and qualified or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal One.

Board Recommendation

The Board hereby recommends a vote “FOR” the election of Mr. Shai Levy as a Class I director for a term of three years until the 2025 Annual General Meeting of Shareholders, and until his successor has been elected and qualified or until his office is vacated in accordance with the Articles of Association or the Companies Law.

PROPOSAL TWO

reELECTION OF MR. JOSEPH TENNE AS A CLASS II DIRECTOR
FOR AN ADDITIONAL TERM OF THREE YEARS

Background

The Nominating Committee recommended that Mr. Tenne be reelected to serve as a Class II director until the 2026 Annual General Meeting of Shareholders, and until his successor is elected and qualified, or until his office is vacated in accordance with the Articles of Association or the Companies Law.

Biographical information concerning Mr. Tenne is set forth immediately below:

Mr. Joseph Tenne has served as one of our directors since June 2003. Mr. Tenne served as a financial executive at Itamar Medical Ltd. (NASDAQ and TASE: ITMR, (until December 2021)) from May 2017 until July 2023. From August 2014 until April 2017, Mr. Tenne served as the Vice President Finance and Chief Financial Officer of Itamar Medical Ltd. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc. (NYSE and TASE: ORA). From 2003 until 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel (PwC Israel) and a member of PricewaterhouseCoopers International Limited. Mr. Tenne serves as a director of MIND CTI Ltd. (NASDAQ: MNDO), OPC Energy Ltd. (TASE: OPCE), ElectReon Wireless Ltd. (TASE: ELWS), Sapir Corp Ltd. (TASE: SPIR), Highcon Systems Ltd. (TASE: HICN), and Tarya Israel Ltd. (TASE: TRA). Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Proposal

The shareholders of the Company are being asked to reelect Mr. Tenne as a Class II director for a term until the 2026 Annual General Meeting of Shareholders, and until his successor is elected and qualified or until his office is vacated in accordance with the Articles of Association or the Companies Law. Management has not been made aware of any current circumstances that would render Mr. Tenne unable to accept his nomination or reelection.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Mr. Joseph Tenne to the Board of Directors of the Company to serve as a Class II director for a term of three years until the 2026 Annual General Meeting of Shareholders, and until his successor has been elected and qualified or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Two.

Board Recommendation

The Board hereby recommends a vote “FOR” the reelection of Mr. Joseph Tenne as a Class II director for a term of three years until the 2026 Annual General Meeting of Shareholders, and until his successor has been elected and qualified or until his office is vacated in accordance with the Articles of Association or the Companies Law.

PROPOSAL THREE

reELECTION OF MS. SHIRA Fayans Birenbaum AS A CLASS II DIRECTOR
FOR AN ADDITIONAL TERM OF THREE YEARS

Background

The Nominating Committee recommended that Ms. Fayans Birenbaum be reelected to serve as a Class II director until the 2026 Annual General Meeting of Shareholders, and until her successor is elected and qualified, or until her office is vacated in accordance with the Articles of Association or the Companies Law.

Biographical information concerning Ms. Fayans Birenbaum is set forth immediately below:

Ms. Shira Fayans Birenbaum was appointed as a director in March 2022. Ms. Shira Fayans Birenbaum serves as a board member at POMVOM Ltd. (TASE: PMVM), at ION Acquisition Corp (NYSE: IACC), at OOSTO (AnyVision Interactives) N.Y, as well as an advisory board member at RiskQ N.Y. and at Anan Data Center (Lian Group Switzerland). Ms. Fayans Birenbaum has 25 years of experience as a Board Member in publicly traded companies such as investment houses, banks, insurance, real estate, manufacturers, semiconductor, technology and educational institutions. In the years 2014-2019, Ms. Fayans Birenbaum held the position of COO and CMO of Microsoft Israel (NASDAQ: MSFT) leading Digital Transformation and from 2020-2022, the position of President Global of CYMPIRE Ltd., a cyber simulation platform. Ms. Fayans Birenbaum has extensive experience in Executive C Level positions in her previous roles. Ms. Fayans Birenbaum holds an MBA and BA both from Tel Aviv University and Marketing management certification studies from The College of Management Academic studies.

Proposal

The shareholders of the Company are being asked to reelect Ms. Fayans Birenbaum as a Class II director for a term until the 2026 Annual General Meeting of Shareholders, and until her successor is elected and qualified or until her office is vacated in accordance with the Articles of Association or the Companies Law. Management knows of no current circumstances that would render Ms. Fayans Birenbaum unable to accept her nomination or reelection.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Ms. Shira Fayans Birenbaum to the Board of Directors of the Company to serve as a Class II director for a term of three years until the 2026 Annual General Meeting of Shareholders and until her successor has been elected and qualified or until her office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Three.

Board Recommendation

The Board hereby recommends a vote “FOR” the reelection of Ms. Shira Fayans Birenbaum as a Class II director for a term of three years until the 2026 Annual General Meeting of Shareholders, and until her successor has been elected and qualified or until her office is vacated in accordance with the Articles of Association or the Companies Law.

PROPOSAL FOUR

APPROVAL OF AMENDMENTS to the compensation policy FOR OFFICERS

AND DIRECTORS OF THE COMPANY

Under the Companies Law, every public company must adopt a compensation policy, and every office holder’s terms of compensation must comply with such compensation policy.

Following the recommendation of the Compensation Committee, the Board has approved certain amendments to the Company’s compensation policy (the “Compensation Policy”), as set forth in Annex A to this Proxy Statement (the “Compensation Policy Amendments”), in order to comply with the requirements of newly effected listing rules promulgated by NASDAQ, which would require the return of incentive compensation paid to executive officers in the case of certain restatements of the Company’s financial statements under the terms required by NASDAQ. On February 22, 2023, NASDAQ proposed listing rules mandating that companies with listed securities adopt clawback policies in response to Rule 10D-1 under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The Compensation Policy currently addresses clawback of incentive compensation paid to Executive Officers (as defined in the Compensation Policy) in the event of an accounting restatement. The proposed Compensation Policy Amendments would expand such requirements and include therein the terms and conditions required by NASDAQ and the SEC.

Our Compensation Committee has reviewed and revised the Compensation Policy based upon the foregoing factors. Our Board considered and approved the Compensation Policy Amendments, following the Board’s own examination of the foregoing factors, and is recommending that the shareholders of the Company approve the Compensation Policy Amendments at the Meeting. If approved, the Compensation Policy, as amended by the Compensation Policy Amendments, will continue to serve as the Company’s compensation policy for all of its Executive Officers (as defined in the Compensation Policy) following the date of the Meeting. The proposed Compensation Policy Amendments results from the ongoing review by the Compensation Committee and the Board of factors aimed to allow the Company to retain highly qualified directors and executive officers while aligning the form of payment of their compensation with our resources and needs. Aside from the proposed changes contemplated by the Compensation Policy Amendments, the Compensation Committee and the Board did not identify any other necessary amendments to the Compensation Policy.

This summary is qualified in its entirety by reference to the Compensation Policy, as amended by the proposed Compensation Policy Amendments, and may not include all specific modifications that may be deemed to be material. We therefore recommend that you review the changes contained in the Compensation Policy Amendments in their entirety, a copy of which is attached to this Proxy Statement as Annex A (as well as the current Compensation Policy, which was previously attached as Annex A to the Company’s Proxy Statement for its 2022 Annual General Meeting of Shareholders, which was filed with the SEC on August 10, 2022).

Proposed Resolution

The shareholders of the Company are being asked to approve the Compensation Policy Amendments as set forth above.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Compensation Policy Amendments, as set forth in Annex A to the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Four. In addition, either the affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders of the Company who are not controlling shareholders and do not have a personal interest in the approval of this Proposal Four, or the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against this Proposal Four must not represent more than two percent (2%) of the outstanding Ordinary Shares.

The term “controlling shareholder” means any shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder (i) holds fifty percent (50%) or more of the voting rights in a company or (ii) has the right to appoint the majority of the directors of the company or such company’s chief executive officer.

The Companies Law requires that each shareholder of the Company voting on this Proposal Four indicate whether or not such shareholder has a personal interest in this Proposal Four. If you do not indicate whether or not you have a personal interest in this Proposal Four, your vote on this matter will not be counted. Under the Companies Law, a “personal interest” of a shareholder: (i) includes a personal interest of the shareholder and certain members of the shareholder’s family, certain family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least five percent (5%) of the shares or has the right to appoint a director or chief executive officer; and (ii) excludes an interest arising solely from the ownership of the Ordinary Shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion on how to vote. If you do not have a personal interest in this Proposal Four, you may assume that using the form of proxy enclosed herewith will not create a personal interest. To avoid confusion, in the form of proxy card or voting instruction form, we refer to such a personal interest as a “personal interest.”

The enclosed form of proxy or voting instruction form includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a “personal interest” in this Proposal Four. If you do not mark this box, your vote will not be counted. If you are unable to provide this confirmation, please contact the Company’s Chief Legal Officer for guidance at +972-3-976-4099 or, if you hold your shares in “street name” you may ask the representative managing your account to contact the Company’s Chief Legal Officer at the number above.

Board Recommendation

The Board hereby recommends a vote “FOR” the approval of the Compensation Policy Amendments, as set forth in the Proxy Statement.

proposal FIVE

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF AUDITORS’ COMPENSATION

Background

The Audit Committee and the Board have each selected the accounting firm Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the Consolidated Financial Statements of the Company for the year ending December 31, 2023. Kost, Forer, Gabbay & Kasierer have audited the Company’s books and accounts since the year ended December 31, 1997.

Proposal

Shareholders of the Company are being asked to (i) ratify the selection of Kost, Forer, Gabbay & Kasierer as the Company’s independent auditors for 2023 and (ii) authorize the Board to set the compensation of Kost, Forer, Gabbay & Kasierer. Subject to the shareholders of the Company approving such authorization, the Board intends to further delegate the authority to set the compensation of Kost, Forer, Gabbay & Kasierer to the Audit Committee. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, Kost, Forer, Gabbay & Kasierer in accordance with the U.S. Sarbanes-Oxley Act of 2002, as amended from time to time, and the rules promulgated thereunder.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer as the Company’s independent public accountants for the fiscal year ending December 31, 2023 be, and it hereby is, ratified, and that the Board of Directors (or the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this Proposal Five.

Board Recommendation

The Board hereby recommends a vote “FOR” the ratification of the appointment of Kost, Forer, Gabbay & Kasierer as the Company’s independent auditors and the authorization of the compensation of such auditors.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2022

In accordance with Section 60(b) of the Companies Law, shareholders of the Company are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2022. The Company’s Annual Report on Form 20-F for the year ended December 31, 2022, including the audited Consolidated Financial Statements of the Company, was filed with the SEC on April 24, 2023 and is available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for this Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting; provided, that, such proposal is appropriate for consideration by the shareholders of the Company at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to the Company’s Chief Legal Officer at the following address: 1 Hayarden Street, Airport City, Lod 7019900, Israel, Attention: Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the Meeting, the Company’s Chief Legal Officer must receive the written proposal no later than September 26, 2023. If the Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Meeting, the Company will publish a revised agenda for the Meeting no later than October 3, 2023 by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC.

Shareholder Proposals for Annual General Meeting in 2024

To be considered for inclusion in the Company’s proxy statement for the 2024 AGM pursuant to the Companies Law, shareholder proposals must (i) be provided in writing and properly submitted to the Company’s Chief Legal Officer (at 1 Hayarden Street, Airport City, Lod 7019900, Israel) and (ii) otherwise comply with the requirements of the Companies Law. In addition to any matters as the Board shall decide to include in the agenda, the Company currently anticipates that the agenda for the 2024 AGM will include: (1) the election (or reelection) of the Class III directors; (2) the approval of the appointment (or reappointment) of the Company’s independent auditors and authorization of the compensation of the independent auditors; and (3) a presentation and discussion of the audited Consolidated Financial Statements of the Company for the year ended December 31, 2023 and the auditors’ report for such period.

Pursuant to Section 66(b) of the Companies Law, shareholders of the Company who hold at least one percent (1%) of the outstanding Ordinary Shares are generally permitted to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2024 AGM by submitting their proposals in writing to AudioCodes Ltd., 1 Hayarden Street, Airport City, Lod 7019900, Israel, Attention: Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the agenda for the 2024 AGM, the Company’s Chief Legal Officer must receive the written proposal not less than 90 calendar days prior to the first anniversary of the Meeting, i.e., no later than July 26, 2024; provided, that, if the date of the 2024 AGM is advanced by more than thirty (30) calendar days prior to, or delayed (other than as a result of adjournment) by more than thirty (30) calendar days after, the first anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of: (i) the seventh (7th) calendar day following the day on which the Company calls and provides notice of the 2024 AGM; and (ii) the fourteenth (14th) calendar day following the day on which public disclosure of the date of the 2024 AGM is first made.

In general, a shareholder proposal must be in English and must set forth: (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person; (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act by the proposing shareholder; (iii) if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal; (iv) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company; (v) the proposing shareholder’s purpose(s) for making the proposal; (vi) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2024 AGM; (vii) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest; (viii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided; (ix) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board; and (x) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and the Articles of Association. The Company may disregard shareholder proposals that are not timely and validly submitted in accordance with applicable law and the Article of Association.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2023 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of 2023 Annual General Meeting of Shareholders.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

The Company is first distributing this Proxy Statement and the enclosed form of proxy on or about September 19, 2023, and will mail the same to the Company’s shareholders. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of the Ordinary Shares held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on April 24, 2023, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the “Investor Relations” section of the Company’s website at www.audiocodes.com. In addition, the Company has filed press releases with the SEC on Form 6-K, which are also available for viewing and download on the SEC’s website at www.sec.gov. Shareholders may also download a copy of these documents without charge on the Company’s website at www.audiocodes.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to these proxy rules.

By Order of the Board of Directors

/s/ Stanley Stern
Stanley Stern
Chairman of the Board

Dated: September 19, 2023

ANNEX A

AMENDMENTS TO THE COMPENSATION POLICY

Section 10 of the Compensation Policy shall be hereby amended and restated as follows:

10.       Compensation Recovery (“Clawback”)

10.1       For purposes of this Section 10, the following terms shall have the following meanings:

“Applicable Recovery Period” means the three completed fiscal years immediately preceding the Calculation Date for a Material Financial Accounting Restatement. In addition, in the event AudioCodes has changed its fiscal year: (i) any transition period of less than nine months occurring within or immediately following such three completed fiscal years shall also be part of such Applicable Recovery Period; and (ii) any transition period of nine to 12 months will be deemed to be a completed fiscal year.

“Applicable Rules” means, collectively: (i) the Companies Law; (ii) any rules or regulations adopted by NASDAQ pursuant to Rule 10D-1 under the Exchange Act; (iii) any applicable rules or regulations promulgated by the SEC pursuant to Section 10D of the Exchange Act; and (iv) any other applicable rules or standards adopted by the SEC or any national securities exchange on which AudioCodes’ securities are listed from time to time.

“Calculation Date” means, with respect to a Material Financial Accounting Restatement, the earlier to occur of: (i) the date the Board of Directors or the Audit Committee of the Board of Directors concludes, or reasonably should have concluded, that AudioCodes is required to prepare the Material Financial Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs AudioCodes to prepare the Material Financial Accounting Restatement.

“Covered Person” means any Executive Officer. A person’s status as a Covered Person with respect to Erroneously Awarded Compensation shall be determined as of the time of receipt of such Erroneously Awarded Compensation regardless of such person’s current role or status with AudioCodes (e.g., if a person began service as an Executive Officer after the beginning of an Applicable Recovery Period, that person would not be considered a Covered Person with respect to Erroneously Awarded Compensation received before the person began service as an Executive Officer, but would be considered a Covered Person with respect to Erroneously Awarded Compensation received after the person began service as an Executive Officer where such person served as an Executive Officer at any time during the performance period for such Erroneously Awarded Compensation).

“Effective Date” means October 25, 2023.

“Erroneously Awarded Compensation” means the amount of any Incentive-Based Compensation received by a Covered Person on or after the Effective Date and during the Applicable Recovery Period that exceeds the amount that otherwise would have been received by the Covered Person had such compensation been determined based on the restated amounts in the Material Financial Accounting Restatement, computed without regard to any taxes paid. Calculation of Erroneously Awarded Compensation with respect to Incentive-Based Compensation based on share price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Material Financial Accounting Restatement, shall be based on a reasonable estimate of the effect of the Material Financial Accounting Restatement on the share price or total shareholder return upon which the Incentive-Based Compensation was received, and AudioCodes shall maintain documentation of the determination of such reasonable estimate and provide such documentation to NASDAQ in accordance with the Applicable Rules. Incentive-Based Compensation is deemed received, earned or vested when the Financial Reporting Measure is attained, not when the actual payment, grant or vesting occurs.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Financial Reporting Measures” mean measures that are determined and presented in accordance with the accounting principles used in preparing AudioCodes’s financial statements, any measures that are derived wholly or in part from such measures (including, for example, a non-GAAP financial measure), and share price and total shareholder return.

“Incentive-Based Compensation” means any compensation provided, directly or indirectly, by AudioCodes or any of its subsidiaries that is granted, earned, or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure and any equity-based compensation provided by AudioCodes or any of its subsidiaries, including, without limitation, stock options, restricted stock awards, restricted stock units and stock appreciation rights.

“Material Financial Accounting Restatement” means a restatement of previously issued financial statements of AudioCodes due to the material noncompliance of AudioCodes with any financial reporting requirement under the securities laws, including any required restatement to correct an error in previously-issued financial statements that is material to the previously-issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“NASDAQ” means the Nasdaq Stock Market LLC.

“SEC” means the United States Securities and Exchange Commission.

10.2       The Board of Directors believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability. The Board of Directors has therefore adopted the provisions set forth under this Section 10, sets forth the circumstances and procedures under which AudioCodes shall recover Erroneously Awarded Compensation from Covered Persons in accordance with the Applicable Rules.

10.3       In the event AudioCodes is required to prepare a Material Financial Accounting Restatement, AudioCodes shall recover reasonably promptly from the applicable Executive Officers all Erroneously Awarded Compensation with respect to such Material Financial Accounting Restatement; provided, that, AudioCodes may elect not to recover Erroneously Awarded Compensation pursuant to this Policy if the Compensation Committee determines that recovery would be impracticable, and one or more of the following conditions, together with any further requirements set forth in the Applicable Rules, are met: (i) the direct expense paid to a third party, including outside legal counsel, to assist in enforcing this Policy would exceed the amount to be recovered, and AudioCodes has made a reasonable attempt to recover such Erroneously Awarded Compensation; (ii) recovery would likely cause an otherwise tax-qualified retirement plan to fail to be so qualified under applicable regulations; or (iii) in the event of a Material Financial Accounting Restatement required due to changes in the applicable financial reporting standards (as determined by the Company’s independent auditor).

10.4       To the extent that, pursuant to this Policy, AudioCodes is entitled to recover any Erroneously Awarded Compensation that is received by a Covered Person, the gross amount received (i.e., the amount the Covered Person received, or was entitled to receive, before any deductions for tax withholding or other payments) shall be returned by the Covered Person. For purposes of this Policy, when compensation is deemed to be “granted,” “earned” or “vested,” the date on which a restatement shall be deemed to be required, and the type of restatement for which this provision shall apply, shall be as provided in the Applicable Rules.

10.5       The Compensation Committee shall determine, in its sole discretion, the method for recovering Erroneously Awarded Compensation hereunder, which may include, without limitation, any one or more of the following: (i) requiring reimbursement of cash Incentive-Based Compensation previously paid; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (iii) cancelling or rescinding some or all outstanding vested or unvested equity-based awards; (iv) adjusting or withholding from unpaid compensation or other set-off; (v) cancelling or offsetting against planned future grants of equity-based awards; and/or (vi) any other method permitted by applicable law or contract.

10.6       Notwithstanding the foregoing, a Covered Person will be deemed to have satisfied such person’s obligation to return Erroneously Awarded Compensation to AudioCodes if such Erroneously Awarded Compensation is returned in the exact same form in which it was received; provided, that, equity withheld to satisfy tax obligations will be deemed to have been received in cash in an amount equal to the tax withholding payment made.

10.7       This Policy shall be interpreted in a manner that is consistent with the Applicable Rules and any other applicable law. The Compensation Committee shall take into consideration any applicable interpretations and guidance of the SEC in interpreting this Policy, including, for example, in determining whether a financial restatement qualifies as a Material Financial Accounting Restatement hereunder. Any provision of the Applicable Rules required by the SEC or NASDAQ, as the case may be, shall be deemed to comply with this Policy. To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances besides those specified above, nothing in this Policy shall be deemed to limit or restrict the right or obligation of AudioCodes to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules.

10.8       This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by the Applicable Rules, their beneficiaries, heirs, executors, administrators, or other legal representatives. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to AudioCodes under applicable law, regulation, or rule pursuant to the terms of any policy of AudioCodes or any provision in any employment agreement, equity award agreement, compensatory plan, agreement, or other arrangement. AudioCodes shall file this Policy and, in the event of a Material Financial Accounting Restatement, will disclose information related to such Material Financial Accounting Restatement in accordance with applicable law, including, for the avoidance of doubt, the Applicable Rules.

10.9       Notwithstanding anything to the contrary set forth in any agreement with, or the organizational documents of, AudioCodes or any of its subsidiaries, Covered Persons are not and shall not be entitled to indemnification for Erroneously Awarded Compensation or for any claim or losses arising out of or in any way related to Erroneously Awarded Compensation recovered under this Policy.

10.10     The Board of Directors and the Compensation Committee are each authorized to interpret and construe this Section 10 and to make all determinations necessary, appropriate, or advisable for the administration of the Applicable Rules. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of the Applicable Rules. Nothing in this Section 10 derogates from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of any applicable securities laws or other laws, regulations or listing standards.

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